FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐        Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	May 29, 2009	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

CENTRAL GOLDTRUST

TSX: GTU.U
TSX: GTU.UN
NYSE Amex: GTU

May 29, 2009 19:55 ET

Central GoldTrust Files Shelf Prospectus

TORONTO, ONTARIO--(Marketwire - May 29, 2009) - Central GoldTrust (TSX:GTU.U)(TSX:GTU.UN)(NYSE Amex:GTU) of Ancaster, Ontario is pleased to announce that it has filed a preliminary base shelf prospectus (the "Prospectus") with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement with the United States Securities and Exchange Commission. This registration will allow Central GoldTrust to offer and issue units of Central GoldTrust (the "Units") by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. Central GoldTrust does not presently foresee authorizing an immediate Unit issue. The purpose of the filing of the Prospectus is to enable greater efficiency for Unit offerings in the future when conditions for issuances of Units may be considered as favorable for existing Unitholders and new subscribers.

Under the Prospectus, the Units may be issued from time to time at the discretion of Central GoldTrust, with an aggregate offering amount not to exceed US$800,000,000. Central GoldTrust will only proceed with any such offerings if they are non-dilutive to the net asset value of the Units owned by the existing Unitholders of Central GoldTrust. Substantially all of the net proceeds of any such offerings will be used for gold bullion purchases, in keeping with the asset allocation provisions outlined in Central GoldTrust's Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by any such offerings is expected to assist in reducing the annual expense ratio in favour of the Unitholders of Central GoldTrust.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially all in physical international bars. Central GoldTrust does not actively speculate with regard to short-term changes in gold prices. Central GoldTrust's gold bullion is held unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The Bank maintains insurance with regard to its business and bullion storage on such terms and conditions as it considers appropriate. The gold bullion is physically inspected by Ernst & Young LLP in the presence of Central GoldTrust's Officers and Trustees as well as bank officials. Central GoldTrust Units are quoted on the NYSE Amex LLC with symbol GTU and the TSX with symbols GTU.UN (Cdn.$) and GTU.U (U.S.$).

For more information, please contact

Central GoldTrust

J.C. Stefan Spicer

President and CEO

905-304-GOLD (4653)

info@gold-trust.com

http://www.gold-trust.com